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AB*
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09059125

UNI

SECURITIES AND

Washington, D.C. 20549

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SEC FILE NUMBER
8-35941

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Blackstone Advisory Services L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York (City) New York (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Walsh 212-583-5688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Affirmation

I, Laurence A. Tosi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Blackstone Advisory Services L.P. for the year ended December 31, 2008, are true and correct.

Laurence A. Tosi
Chief Financial Officer

Subscribed and sworn before me
this 26th day of February 2009

SONIA S. BOOKER
Notary Public, State of New York
No. 01BO6034988
Qualified in Queens County
Commission Expires December 20 2009

Blackstone Advisory Services L.P.
(SEC I.D. No. 8–35941)

Statement of Financial Condition

as of December 31, 2008
and Independent Auditors' Report
and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Blackstone Advisory Services L.P.

We have audited the accompanying statement of financial condition of Blackstone Advisory Services L.P. (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

Blackstone Advisory Services L.P.
Statement of Financial Condition
as of December 31, 2008

ASSETS

Cash and cash equivalents	$30,475,063
Accounts receivable, net of allowance for doubtful accounts of $5,700,000	39,993,809
Prepaid and other expenses	3,071,640
Due from affiliates	5,670
Total assets	$73,546,182

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Due to affiliates	$ 8,755,612
Deferred revenue	2,679,296
Accounts payable and accrued expenses	254,149
	11,689,057
Partners' capital:	
General partner	618,572
Limited partner	61,238,553
Total partners' capital	61,857,125
Total liabilities and partners' capital	$73,546,182

See notes to statement of financial condition.

Blackstone Advisory Services L.P.
Notes to Statement of Financial Condition
as of December 31, 2008

1. ORGANIZATION

Blackstone Advisory Services L.P. ("BAS" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in corporate advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain Blackstone entities engaged in the financial services business, is the 99% limited partner. Blackstone Advisory Services L.L.C. is the 1% general partner of BAS. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P. The Blackstone Group L.P. ("Blackstone") is the sole general partner of Blackstone Holdings I L.P.

Profits and losses are allocated in accordance with the Partnership Agreement.

Pursuant to an investment subadvisory agreement between BAS and The Blackstone Group International Limited ("BGIL"), an affiliated entity, BGIL provides subadvisory services to BAS regarding primarily (i) analysis and investigation of potential investments in the United Kingdom and Western Europe and (ii) the structuring of the acquisition or disposition of any investment in the United Kingdom and Western Europe.

Pursuant to an investment subadvisory relationship between BAS and The Blackstone Group (HK) Limited ("BGHKL"), an affiliated entity, BGHKL provides subadvisory services to BAS regarding primarily (i) analysis and investigation of potential investments in Asia and (ii) the structuring of the acquisition or disposition of any investment in Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could materially differ from the estimates included in the Statement of Financial Condition.

Fair Value of Financial Instruments

Cash and cash equivalents and receivables and payables are carried at amounts which approximate fair value because of the short term nature of these instruments.

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as cash and short-term, highly liquid investments with original maturities of three months or less.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding receivables and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. As of December 31, 2008, the Partnership determined that an allowance for doubtful accounts of $5.7 million is required.

Deferred Revenue

Deferred revenue represents the receipt of advisory fees prior to such amounts being earned.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company has no assets or liabilities for which it elected the fair value option.

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Due from affiliates totaling $5,670 is comprised of amounts due from various affiliated entities for advisory services and reimbursable costs.

Due to affiliates totaling $8,755,612 is primarily comprised of amounts owed to affiliated entities for payments made on behalf of the Partnership of which $2,727,573 is owed by the Partnership to BASP (as described above), $1,267,892 is owed to Blackstone Holdings I L.P, $3,831,483 represents subadvisory fees due to BGHKL and $846,357 primarily represents subadvisory fees due to BGIL.

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

4. CONCENTRATION OF CREDIT RISK

The Partnership invests substantially all excess cash in open-end money market funds and a money market demand account, which are included as cash and cash equivalents. The money market funds invests primarily in a diversified portfolio of short term investments primarily including U.S. Government Agency and fully collateralized bank repurchase agreements, certificates of deposits, commercial paper, and other short-term, highly liquid instruments with a low risk of loss. The money market demand account earns interest based on a short-term index backed by the full faith and credit of JPMorgan Chase Bankcorp. The Partnership continually monitors the funds' performance in order to manage any risk associated with these investments.

5. PARTNERS' CAPITAL

Accrued compensation as well as equity based compensation of $69,236,899 due to individuals who provide services to the Partnership but are members of an affiliated entity have been recorded as capital contributions into the Partnership. The compensation will be funded by or on behalf of the affiliated entities.

During the year ended December 31, 2008, the Partnership distributed partner's capital of $106,000,000.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership's net capital ratio was .64 to 1 and its net capital of $18,219,629 was $17,440,359 in excess of the minimum regulatory requirement.

7. DEFINED CONTRIBUTION PLAN

BASP provides a 401(k) plan (the "Plan") for (i) all full-time employees of BASP who have attained age 20 ½ and have been employed by the Partnership and related entities for at least six months; and (ii) all hourly employees who have attained age 20 ½ and have worked more than 1,000 hours. For certain finance and administrative professionals who are participants of the Plan, BASP contributes 2% of such professionals' pretax annual compensation up to a maximum of $1,600. In addition, BASP will contribute 50% of the first 4% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1,600.

8. COMMITMENTS AND CONTINGENCIES

Pursuant to a Guarantee Agreement dated March 31, 1994, as amended and expiring on March 2, 2021 (the "Guarantee Agreement"), the Partnership has guaranteed an affiliated entity's letter of credit issued to a third-party lessor. The letter of credit was established to guarantee occupancy rent payments for the affiliated entity's New York City offices in accordance with a master lease agreement that expires on December 31, 2020 (the "Master Lease Agreement"). The Partnership will be required to make payments under the Guarantee Agreement in the event that the affiliated entity is unable to meet its obligations under the Master Lease Agreement. The Partnership's maximum exposure relating to the Guarantee Agreement was approximately $2,366,000 at December 31, 2008. No liability relative to the lease guarantee agreement was recorded because the probability of any payment is remote.

In the normal course of business, the Partnership may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Partnership that could have a material adverse effect on the statement of financial condition of the Partnership at December 31, 2008.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2009

Blackstone Advisory Services L.P.
345 Park Avenue, 16th Floor
New York, NY 10154

In planning and performing our audit of the financial statements of Blackstone Advisory Services L.P. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP